Exhibit 99.1

Rail Vision: Quantum Transportation Advancing Toward Quantum Hardware Integration

Quantum Transportation’s unique decoder is making another step forward by being validated in high-performance cloud environments

Ra’anana, Israel, Feb. 24, 2026 (GLOBE NEWSWIRE) - Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company focused on transforming railway safety and the rail data markets, announced today that its majority owned subsidiary Quantum Transportation Ltd. (“Quantum Transportation”), a quantum computing innovator, has successfully implemented its transformer-based neural decoder on the AWS cloud, marking a significant milestone toward real-world quantum applications within the transportation sector.

Building on the recent unveiling of its transformer neural decoder, which outperformed classical quantum error correction (QEC) algorithms in simulations, and the delivery of its first prototype for universal error correction, Quantum Transportation’s cloud deployment now provides the scalable infrastructure needed to process complex quantum data efficiently.

This achievement positions Quantum Transportation with the ability to collaborate with quantum hardware design partners and enter the next phase: direct testing of its code-agnostic decoder on physical quantum hardware across diverse architectures. By addressing error correction challenges in noisy quantum devices, this technology may have long-term potential for railway anomaly detection, predictive maintenance, and autonomous operations.

“This cloud implementation is a pivotal advancement for Quantum Transportation and aligns seamlessly with Rail Vision’s mission to explore the integration of quantum-AI innovations into the transportation sector,” said David BenDavid, CEO of Rail Vision. “As Quantum Transportation’s majority owner, we are excited to leverage this scalable platform to enhance efficiency and safety in railway operations, capitalizing on the synergies between our AI-driven vision systems and quantum error correction.”

Rail Vision completed its acquisition of a 51% stake in Quantum Transportation on January 14, 2026, through a share exchange transaction. Quantum Transportation holds an exclusive sub-license for rail technologies from an innovative pending patent in quantum error correction owned by Ramot, the technology transfer company of Tel Aviv University.

About Quantum Transportation

Quantum Transportation proposes to develop a Quantum Error Correction Simulator powered by a patented Transformer-based Universal Decoder (PD). This decoder, leveraging deep learning techniques, generalizes across quantum codes, learns from noise patterns, and delivers a scalable and hardware-agnostic approach to error correction. The patented Deep Quantum Error Correction Transformer (DQECCT) introduces a novel machine-learning decoder that predicts and refines quantum errors using transformer-based architectures, incorporates masking layers derived from parity-check matrices and optimizes a combined loss function over Logical Error Rate (LER), Bit Error Rate (BER), and Noise Estimation Error. This technology aspires to outperform classical decoders (e.g., MWPM) in both accuracy and speed and uniquely handles faulty measurement scenarios. It is adaptable to various codes - including Surface, Color, Bicycle, and Product Codes.

About Rail Vision Ltd.

Rail Vision is an early commercialization stage technology company focused on transforming railway safety and the rail data markets. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. For example, Rail Vision is using forward-looking statements when it discusses Quantum Transportation collaborating with quantum hardware design partners and entering the next phase of the project, Rail Vision’s mission to explore the integration of quantum-AI innovations into the transportation sector and leveraging Quantum Transportation’s scalable platform to enhance efficiency and safety in railway operations, capitalizing on the synergies between its AI-driven vision systems and quantum error correction. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid

Chief Executive Officer

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io